UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): August 7, 2020 (August 6, 2020)

 THIRD POINT REINSURANCE LTD.
(Exact name of registrant as specified in its charter)

Bermuda	001-36052	98-1039994
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Point House
3 Waterloo Lane
Pembroke HM 08 Bermuda
(Address of principal executive offices and Zip Code)
Registrant’s telephone number, including area code: +1 441 542-3300
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares, $0.10 par value	TPRE	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Exchange Act of 1934 (17 CFR 240.12b-2).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Employment Agreement
In connection with the entry into the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 6, 2020, by and among Third Point Reinsurance Ltd. (the “Company), Sirius International Insurance Group Ltd. (“Sirius”), a Bermuda exempted company limited by shares, and Yoga Merger Sub Limited (“Merger Sub”), a Bermuda exempted company limited by shares and wholly owned subsidiary of the Company, pursuant to which Merger Sub will be merged with and into Sirius (the “Merger”), with Sirius continuing as the surviving company in the Merger, as a wholly owned subsidiary of the Company. The Company, to be renamed SiriusPoint Ltd., following the Merger is referred to herein as the “Surviving Company”. The Company has agreed to the terms of an employment agreement with Sid Sankaran, dated as of August 6, 2020 (the “Employment Agreement”), pursuant to which Mr. Sankaran has been appointed Chairman of the Board and, concurrently with the closing of the Merger (“Closing”), shall be appointed as President and Chief Executive Officer of the Surviving Company. The employment term for Mr. Sankaran will be three years beginning on the Closing with an automatic one-year renewal, subject to a 90-day contractual non-renewal notice period that may be exercised by either party. During the employment term, Mr. Sankaran is entitled to receive (a) an annual salary of $1,000,000, (b) a target bonus of 75% of his annual salary, and (c) an annual equity award equal to 475% of his annual salary. The first annual equity award will be granted in calendar year 2021 within 30 days after the Closing. Immediately following the public announcement of the execution of the Merger Agreement, on August 6, 2020, Mr. Sankaran was granted a restricted share award with a grant date fair value of $3,000,000 (the “Announcement Share Award”), and immediately following the Closing he will be granted a restricted share award with a grant date fair value of $5,500,000 (the “Closing Share Award”) and an award of 400,000 options to purchase common shares, par value $0.01 per share, of the Surviving Company (“Company Shares”) with an exercise price equal to $15.00 per Company Share or, if higher, the closing price on the grant date (the “Closing Option Award,” and, together with the Announcement Share Award and the Closing Share Award, the “Initial Awards”). The Initial Awards will generally vest in five equal installments on each anniversary of the Closing, subject to Mr. Sankaran’s continued services to the Surviving Company.
If, following the Closing, Mr. Sankaran’s employment is terminated by the Surviving Company without cause (or by reason of non-renewal of the Employment Agreement), if Mr. Sankaran resigns for good reason, Mr. Sankaran will be entitled to receive: (i) all accrued and unpaid base salary and benefits, (ii) an annual bonus payment, prorated for the period of his service prior to the termination date; (iii) payment of two times the sum of Mr. Sankaran’s base salary and target annual bonus opportunity; (iv) 24 months of continued participation in medical and life insurance benefits at active employee rates; (v) accelerated vesting of any portion of the Initial Awards that would vest within two years following his termination; (vii) any vested options to purchase Company Shares held by Mr. Sankaran will remain exercisable until their normal expiration date; and (viii) his performance shares will remain outstanding through the scheduled vesting dates and will vest pro rata through the termination date and/or be forfeited based solely on satisfaction of the applicable performance goals without regard to his continued service. The payment of the above shall be contingent on Mr. Sankaran executing a general release of all claims against the Surviving Company. Mr. Sankaran will be subject to 24 month post-termination non-compete and non-solicitation restrictions.
The foregoing description of the Employment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Employment Agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and is incorporated by reference herein.
Employee Restricted Shares Agreement
In connection with the Merger Agreement, the Company entered into the Employee Restricted Shares Agreement with Mr. Sankaran, dated as of August 6, 2020 (the “Employee Restricted Shares Agreement”). Under the Employee Restricted Share Agreement, the Company has granted the Announcement Share Award described above under the heading “Employment Agreement” to Mr. Sankaran, pursuant to the terms and conditions of the Company’s 2013 Omnibus Incentive Plan and the Employee Restricted Shares Agreement.
The foregoing description of the Employee Restricted Shares Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Employee Restricted Shares Agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and is incorporated by reference herein.

Company Retention Program
On August 6, 2020, the Compensation Committee of the Board approved an amendment to the outstanding performance restricted share awards previously granted to employees of the Company in calendar years 2018, 2019 and 2020 such that at the end of each applicable performance period, the performance shall be deemed achieved at not less than the applicable target level of performance for each award.

Item 8.01	Other Events.
On August 7, 2020, the Company and Sirius made available the investor presentation and transcript from the investor conference call, which are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company entered into the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.
As previously disclosed, at Closing the Surviving Company will file with the Bermuda Registrar of Companies a certificate of designation for the Series A preference shares, par value $0.10 per share, of the Surviving Company, a form of which is filed as Exhibit 3.1 to this Current Report on Form 8-K.
As previously disclosed, at Closing the Surviving Company will enter into a warrant agreement, a form of which is filed as Exhibit 4.1 to this Current Report on Form 8-K.
As previously disclosed, at Closing the Surviving Company will enter into a contingent value rights agreement, a form of which is filed as Exhibit 4.2 to this Current Report on Form 8-K.
As previously disclosed, at Closing the Surviving Company will issue a right, a form of which is filed as Exhibit 4.3 to this Current Report on Form 8-K.
As previously disclosed, at Closing the Surviving Company will enter into a registration rights agreement, a form of which is filed as Exhibit 4.4 to this Current Report on Form 8-K.
As previously disclosed, at Closing the Surviving Company will enter into an investor rights agreement, a form of which is filed as Exhibit 4.5 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company, Third Point Reinsurance Company Ltd. and Third Point Reinsurance (USA) Ltd. entered into the Third Amended and Restated Exempted Limited Partnership Agreement of Third Point Enhanced LP with Third Point Advisors LLC, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company and Third Point LLC (d/b/a Third Point Insurance Portfolio Solutions) entered into an Investment Management Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company and Sirius entered into a voting agreement with CM Bermuda Limited and CMIG International Holding Pte. Ltd., which is filed as Exhibit 10.3 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company and Sirius entered into a voting agreement with Daniel S. Loeb, The 2010 Loeb Family Trust, Third Point Advisors LLC, Third Point Opportunities Master Fund L.P. and the 2011 Loeb Family GST Trust, which is filed as Exhibit 10.4 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company and Sirius entered into a voting agreement with Joshua L. Targoff, Joseph L. Dowling III, Rafe de la Gueronniere, Gretchen A. Hayes, Daniel V. Malloy, Mark Parkin and Sid Sankaran, which is filed as Exhibit 10.5 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company entered into a debt commitment letter with JPMorgan Chase Bank, N.A., which is filed as Exhibit 10.6 to this Current Report on Form 8-K.
As previously disclosed, on August 6, 2020, the Company, Third Point Opportunities Master Fund Ltd. and Daniel S. Loeb entered into an equity commitment letter, which is filed as Exhibit 10.7 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 6, 2020, among Third Point Reinsurance Ltd., Yoga Merger Sub Limited and Sirius International Insurance Group, Ltd.
3.1	Form of Certificate of Designation of Series A Preference Shares, par value $0.10 per share.
4.1	Form of Warrant Agreement.
4.2	Form of Contingent Value Rights Agreement.
4.3	Form of Upside Rights.
4.4	Form of Registration Rights Agreement, between Third Point Reinsurance Ltd. and CM Bermuda Limited.
4.5	Form of Investor Rights Agreement, between Third Point Reinsurance Ltd. and CM Bermuda Limited.
10.1	Third Amended and Restated Exempted Limited Partnership Agreement of Third Point Enhanced LP, dated August 6, 2020, between Third Point Advisors LLC, as General Partner, Third Point Reinsurance Ltd., Third Point Reinsurance Company Ltd., Third Point Reinsurance (USA) Ltd., and the initial limited partner.
10.2	Investment Management Agreement, among Third Point LLC and Third Point Reinsurance Company Ltd., dated as of August 6, 2020.
10.3	Voting Agreement, dated as of August 6, 2020, by and among CM Bermuda Limited, CMIG International Holding Pte. Ltd., Sirius International Insurance Group, Ltd. and Third Point Reinsurance Ltd.
10.4	Voting Agreement, dated as of August 6, 2020, by and among Daniel S. Loeb, The 2010 Loeb Family Trust, Third Point Advisors LLC, Third Point Opportunities Master Fund L.P., The 2011 Loeb Family GST Trust, Sirius International Insurance Group, Ltd. and Third Point Reinsurance Ltd.
10.5	Voting Agreement, dated as of August 6, 2020, by and among Joshua L. Targoff, Joseph L. Dowling III, Rafe de la Gueronniere, Gretchen A. Hayes, Daniel V. Malloy, Mark Parkin, Sid Sankaran, Sirius International Insurance Group, Ltd. and Third Point Reinsurance Ltd.
10.6	Debt Commitment Letter, dated as of August 6, 2020, by and between Third Point Reinsurance Ltd. and JPMorgan Chase Bank, N.A.
10.7	Equity Commitment Letter, dated as of August 6, 2020, by and between Third Point Reinsurance Ltd., Third Point Opportunities Master Fund Ltd. and Daniel S. Loeb.
99.1	Investor Presentation.
99.2	Investor Conference Call Transcript.
101	Pursuant to Rule 406 of Regulation S-T, the cover page information in formatted in Inline XBRL
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. In connection with the proposed merger, Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. intend to file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. with the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Reinsurance Ltd. will be made available free of charge on Third Point Reinsurance Ltd.’s investor relations website at https://www.thirdpointre.com/investors/financial-information/sec-filings/default.aspx. Free copies of documents filed with the SEC by Sirius International Insurance Group Ltd. will be made available free of charge on Sirius International Insurance Group Ltd.’s investor relations website at https://ir.siriusgroup.com/.
Participants in the Solicitation
Third Point Reinsurance Ltd. and its directors and executive officers, and Sirius International Insurance Group Ltd. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about the directors and executive officers of Third Point Reinsurance Ltd. is set forth in its Annual Proxy Statement, which was filed with the SEC on April 27, 2020. Information about the directors and executive officers of Sirius International Insurance Group Ltd. is set forth in it Annual Report on For 10-K, which was filed with the SEC on April 21, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Sirius International Insurance Group Ltd. shareholders may not adopt the merger agreement or that Third Point Reinsurance Ltd. shareholders may not approve the stock issuance, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner and (5) the risk that the Surviving Company may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Reinsurance Ltd.’s and Sirius International Insurance Group Ltd.’s filings with the Securities and Exchange Commission (the “SEC”). Neither Third Point Reinsurance Ltd. nor Sirius International Insurance Group Ltd. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2020	/s/ Christopher S. Coleman
	Name:	Christopher S. Coleman
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 6, 2020, among Third Point Reinsurance Ltd., Yoga Merger Sub Limited and Sirius International Insurance Group, Ltd.
3.1	Form of Certificate of Designation of Series A Preference Shares, par value $0.10 per share.
4.1	Form of Warrant Agreement.
4.2	Form of Contingent Value Rights Agreement.
4.3	Form of Upside Rights.
4.4	Form of Registration Rights Agreement, between Third Point Reinsurance Ltd. and CM Bermuda Limited.
4.5	Form of Investor Rights Agreement, between Third Point Reinsurance Ltd. and CM Bermuda Limited.
10.1
Third Amended and Restated Exempted Limited Partnership Agreement of Third Point Enhanced LP, dated August 6, 2020, between Third Point Advisors LLC, as General Partner, Third Point Reinsurance Ltd., Third Point Reinsurance Company Ltd., Third Point Reinsurance (USA) Ltd., and the initial limited partner.

10.2	Investment Management Agreement, among Third Point LLC and Third Point Reinsurance Company Ltd., dated as of August 6, 2020.
10.3	Voting Agreement, dated as of August 6, 2020, by and among CM Bermuda Limited, CMIG International Holding Pte. Ltd., Sirius International Insurance Group, Ltd. and Third Point Reinsurance Ltd.
10.4
Voting Agreement, dated as of August 6, 2020, by and among Daniel S. Loeb, The 2010 Loeb Family Trust, Third Point Advisors LLC, Third Point Opportunities Master Fund L.P., The 2011 Loeb Family GST Trust, Sirius International Insurance Group, Ltd. and Third Point Reinsurance Ltd.

10.5
Voting Agreement, dated as of August 6, 2020, by and among Joshua L. Targoff, Joseph L. Dowling III, Rafe de la Gueronniere, Gretchen A. Hayes, Daniel V. Malloy, Mark Parkin, Sid Sankaran, Sirius International Insurance Group, Ltd. and Third Point Reinsurance Ltd.

10.6	Debt Commitment Letter, dated as of August 6, 2020, by and between Third Point Reinsurance Ltd. and JPMorgan Chase Bank, N.A.
10.7	Equity Commitment Letter, dated as of August 6, 2020, by and between Third Point Reinsurance Ltd., Third Point Opportunities Master Fund Ltd. and Daniel S. Loeb.
99.1	Investor Presentation.
99.2	Investor Conference Call Transcript.
101	Pursuant to Rule 406 of Regulation S-T, the cover page information in formatted in Inline XBRL
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)